UNITED STATES                       SEC FILE NUMBER
            SECURITIES AND EXCHANGE COMMISSION            1-10751
                Washington, D.C. 20549

                     FORM 12b-25                       CUSIP NUMBER
              NOTIFICATION OF LATE FILING                    G674427109

(Check One): Form 10-K  Form20-F Form 11-K  X Form 10-QSB       Form N-SAR

 For Period Ended: March 31, 2001
__Transition Report on Form 10-K              __Transition Report on Form 10-Q
__Transition Report on Form 20-F              __Transition Report on Form N-SAR
__Transition Report on Form 11-K
__For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ObjectSoft Corporation
Full Name of Registrant
________________________
Former Name if Applicable

Continental Plaza III, 433 Hackensack Avenue
Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07601
City, State and Zip Code

                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; __X__(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
____(c) The accountant's statement or other exhibit required by Rule
        12-b-25(c) has been attached if applicable.

                                          (Attach Extra Sheets if Needed)
                                           SEC 1344 (6/94)

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHMENT A

PART IV - OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification

          S. Michael Rudolph             201             343-9100
              (Name)                 (Area Code)    (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

   Yes  X
   No


3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  Yes
  No   X


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.



ObjectSoft Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 13, 2001        By:/s/ S. Michael Rudolph
                              S. Michael Rudolph, President, Chairman
                              and Chief Executive Officer

ATTACHMENT A

PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2001 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters. As a result, the financial statements of the Registrant for the period ended March 31, 2001 and the notes thereto, have not yet been completed.